Exhibit 99.1

February 18, 2016

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for Year End 2015

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 39.4% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its annual 2015 financial results, as published on February 17, 2016 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES ANNUAL AND Q4 RESULTS

Toronto, Ontario (February 17, 2016) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored urban properties, announced today financial results for the three months and year ended December 31, 2015.

SELECTED FINANCIAL INFORMATION

	Three months ended December 31		Year ended December 31
	2015	2014	2015	2014
Operating FFO (1) ($ millions)	$58.4	$57.6	$236.1	$220.3
Operating FFO per share — diluted (1)	$0.26	$0.27	$1.05	$1.04
Restructuring costs (4)	$0.1	$—	$13.1	$—
Restructuring costs per share — diluted (4)	$—	$—	$0.06	$—
FFO (1) ($ millions)	$58.8	$48.1	$221.3	$209.0
FFO per share — diluted (1)	$0.26	$0.22	$0.99	$0.98
Weighted average shares for FFO — diluted (000s)	226,537	217,299	224,069	212,537
Same Property NOI (1) ($ millions)	$89.4	$88.5	$358.2	$345.4
Same Property NOI growth (1) (2)	1.0%	4.1%	3.7%	3.2%
Net income attributable to common shareholders ($ millions)	$38.9	$44.8	$203.9	$196.7
Net income per share attributable to common shareholders — diluted	$0.17	$0.21	$0.91	$0.92
Weighted average shares for net income — diluted (000s)	226,537	226,114	235,870	230,533
Total portfolio occupancy rate (3)	94.8%	96.0%
Total Same Property occupancy rate (3)	95.9%	96.8%

(1)	Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.
(2)	Prior periods as reported; not restated to reflect current period categories.
(3)	As at December 31.
(4)	Refer to the Organizational Restructuring section of this press release for related impact.

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ANNUAL FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per share increased 1.0% or $0.01 to $1.05 per share (diluted) vs. $1.04 for the prior year. 2015 Operating FFO in total dollars increased $15.8 million or 7.2% to $236.1 million vs. the prior year.

●	Same Property NOI Growth: Total Same Property NOI increased 3.7% compared to the prior year.

●	Portfolio Occupancy Rate: Total portfolio occupancy declined to 94.8% at December 31, 2015, from 96.0% at December 31, 2014. The decline was primarily due to the closure of two Target stores during the second quarter of 2015 (representing 1.0% of total occupancy) and the closure of a Canadian Tire location in Edmonton (representing 0.3% of total occupancy) during the third quarter of 2015. The majority of these spaces have been re-leased at substantially higher lease rates as at December 31, 2015. Occupancy at December 31, 2015 and 2014 excluding vacant space held for development was 95.3% and 96.3% respectively. Total portfolio occupancy improved 0.1% from the prior quarter.

●	Lease Renewal Rate Increase: Net rental rates for the year increased 8.6% per square foot on 1,761,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 9.2% on 1,607,000 square feet of renewals.

●	Opening versus Closing Rental Rate Increase: The rate per square foot increase on openings versus closures was 14.3% for the total portfolio.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 2.3% or $0.42 per square foot over the prior year to $18.84 per square foot, primarily due to rent escalations.

●	Invested $373 million in Properties: The Company invested $276.0 million in development and property improvements and acquired ten adjacent income-producing properties for $96.7 million.

●	Net Income Attributable to Common Shareholders up $7.1 million: Net income increased to $203.9 million or $0.91 per share (diluted) compared to $196.7 million or $0.92 per share (diluted) for the prior year. The increase was primarily driven by higher NOI and other income as well as lower interest expense.

●	Organizational Restructuring: The Company recognized $13.1 million in restructuring costs for the year and expects a further $1.0 million to $3.0 million to be recognized over the next few quarters for cumulative estimated restructuring costs of $14.0 million to $16.0 million. These restructuring costs negatively impacted FFO for the year by $0.06 per share. Excluding these one-time costs, FFO would have been $1.05 per share, up $0.07 per share from the prior year.

QUARTERLY FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	Operating FFO per Share: Operating FFO per share decreased $0.01 to $0.26 per share (diluted) compared to the fourth quarter of 2014. Operating FFO in total dollars increased 1.4% to $58.4 million from $57.6 million.

●	Same Property NOI Growth: Total Same Property NOI increased 1.0% in the quarter compared to the fourth quarter of 2014. Same Property NOI growth was impacted by the closure of one of the Target stores in the Same Property portfolio during the second quarter and the closure of a Canadian Tire location in Edmonton during the third quarter of 2015. The majority of these spaces have been re-leased at substantially higher lease rates.

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●	Lease Renewal Rate Increases: Net rental rates for the quarter increased 7.6% per square foot on 327,000 square feet of lease renewals. The lease renewal rate increase for the Same Property portfolio was 7.9% per square foot on 273,000 square feet of renewals.

●	Invested $90.0 million in Properties: The Company invested $66.6 million in development and property improvements and acquired three adjacent income-producing properties for $23.4 million.

“2015 was a transitional year for our Company and I am very pleased with the progress we made on several important initiatives undertaken during the year. These initiatives will help us to achieve our number one goal of delivering consistent growth in Operating FFO per share over time. We will begin to see the impact of this in the second half of 2016 which we expect will lead to an Operating FFO growth rate in the low single digits for the year,” said Adam Paul, President and CEO. “Furthermore, the proactive repositioning of our portfolio over the last five years has significantly improved the demographic profile of our urban, necessity based retail properties. Our current portfolio, together with the relentless work we have done more recently on our platform, should serve us well in the current environment and beyond,” Mr. Paul concluded.

FINANCIAL AND CAPITAL MARKETS HIGHLIGHTS

As at	December 31
($ millions)	2015	2014
Total Assets	8,279	7,908
Unencumbered assets	5,783	4,959
Net debt to total assets (1)	42.9%	42.2%
Weighted average term of fixed-rate debt (years) (1)	5.5	5.9

(1)	Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.

DIVIDEND

The Company will pay a first quarter dividend of $0.215 per common share on April 12, 2016 to shareholders of record on March 30, 2016.

SUBSEQUENT EVENTS

On February 1, 2016, the Company purchased a 100% interest in a 171,000 square foot shopping centre in South Surrey, B.C. for $78 million and, in a separate transaction, disposed of a 50% non-managing interest in three properties totaling 269,500 square feet in Lachenaie, Quebec, for $71 million.

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PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON MARCH 31, 2016 IN SHARES

First Capital Realty will pay the interest due on March 31, 2016 to holders of each of its outstanding series of convertible debentures (TSX:FCR.DB.E through J, inclusive) by the issuance of common shares on March 31, 2016. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on March 23, 2016. The aggregate interest payment is expected to be approximately $8.4 million, plus any accrued and unpaid interest on any such debentures which are converted on or before March 23, 2016.

Under the terms of the convertible debentures, First Capital Realty has the option to satisfy its obligations to pay principal and interest in cash or by the issuance of common shares.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate, at 2:00 p.m. (ET) on Thursday, February 18, 2016, in a live conference call with senior management to discuss the Company’s results for the three months and year ended December 31, 2015.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 4015192. The call will be accessible for replay until March 3, 2016 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 8034600.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q4 2015 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, urban properties where people live and shop for everyday life. The Company currently owns interests in 159 properties, totaling approximately 24.6 million square feet of gross leasable area.

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Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Same Property NOI, FFO, Operating FFO and Net debt. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three months and year ended December 31, 2015, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2015 and under “Risk Factors” in its current Annual Information Form. Risks and uncertainties that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to: general economic conditions; real property ownership; competitive supply of retail properties; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties; unexpected costs or liabilities related to acquisitions, development and construction; increases in operating costs and property taxes; geographic and tenant concentration; risks in joint ventures; residential development, sales and leasing; and environmental liability and compliance costs.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

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For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@firstcapitalrealty.ca

Kay Brekken

Executive Vice President & CFO
(416) 216-2051

kay.brekken@firstcapitalrealty.ca

www.firstcapitalrealty.ca

TSX : FCR

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